 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 11, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
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      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
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     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew announces plan to acquire the assets of Nucryst Pharmaceuticals Corp

11 November 2009

Hull, UK - The Advanced Wound Management division of Smith & Nephew plc (LSE: SN; NYSE: SNN), announces the signing of a definitive agreement to acquire substantially all of the assets of Nucryst Pharmaceuticals Corp. ("Nucryst") (NASDAQ: NCST; TSX: NCS) by affiliates of Smith & Nephew.

Smith & Nephew has an exclusive license from Nucryst for the sale of the ACTICOAT# dressing portfolio which is manufactured by Nucryst. The ACTICOAT dressings are the only products on the market using the proprietary antimicrobial nanocrystalline silver technology known as SILCRYST™.

Smith & Nephew will acquire the manufacturing assets from Nucryst's Fort Saskatchewan, Canada operations and the intellectual property estate for an initial consideration of US$21 million, to be adjusted at closing for working capital changes. The acquisition will give Advanced Wound Management full control over all the intellectual property rights, manufacturing and assets relating to the nanocrystalline silver technology that is incorporated in ACTICOAT, which is the second largest brand in the Advanced Wound Management product portfolio. The terms of the acquisition are pending approval by Nucryst shareholders and the transaction is anticipated to close before the end of the year.

"This acquisition is in alignment with our strategy of investing for growth in each of our businesses and will provide continuing opportunities for innovation in the use of nanocrystalline silver technology" commented Dave Illingworth, Chief Executive Officer, Smith & Nephew. "We are passionate about improving the lives of patients and working with healthcare professionals to achieve that goal. We believe that this acquisition will help us deliver on it."

"Smith & Nephew is a leader in advanced wound care management and has licensed ACTICOAT dressings from Nucryst since 2001. It is a strong product line and an invaluable tool in the fight against advanced wounds. Acquiring this technology and the manufacturing capabilities underlines our commitment to the supply of credible solutions to address clinicians' ongoing concerns" said Roger Teasdale, President, Advanced Wound Management.

Enquiries

Investors

Liz Hewitt                                                        Tel:    +44 (0) 20 7401 7646

Smith & Nephew

Group Director Corporate Affairs

Phil Cowdy                                                     Tel:    +44 (0) 20 7401 7646
Smith & Nephew
Director - Investor Relations

Other Inquiries

Roger Teasdale                                             Tel:    +44 (0) 14 8267 3905
President, Advanced Wound Management

Media

Jon Coles                                                       Tel:    +44 (0) 20 7404 5959

Brunswick - London

Cindy Leggett-Flynn                                       Tel:    +1 (212) 333 3810

Brunswick - New York

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2008 were nearly $3.8 billion.

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

#  Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: November 11, 2009

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary